Exhibit 99.3

Standard Lithium Ltd. (the “Company”) Annual General and Special Meeting July 16, 2026 at 10:00 a.m. (Pacific Time) https://virtual-meetings.tsxtrust.com/1924 (password: standard2026) (the “Meeting”) Proxy Voting – Guidelines and Conditions 1. THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE COMPANY. 2. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING. 3. If you appoint the Management Nominees indicated on the reverse to vote on your behalf, they must also vote in accordance with your instructions or, if no instructions are given, in accordance with the Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose. 4. This proxy confers discretionary authority on the person named to vote in their discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the meeting or any adjournment or postponement thereof. 5. The securityholder has a right to appoint a person or company to represent the securityholder at the meeting other than the person or company designated in the form of proxy. Such right may be exercised by inserting, on the reverse of this form, in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a securityholder of the Company. 6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the securityholders of the Company. 7. To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxy, noted on the reverse or in the case of any adjournment or postponement of the meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chair of the meeting in their discretion, and the Chair is under no obligation to accept or reject any particular late proxy. 8. If the holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the holder may be required to provide documentation evidencing the signatory’s power to sign the proxy. 9. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol. DO NOT USE – NEED FOR INKJETTING Electronic Delivery If you are a registered securityholder and wish to enroll for electronic delivery for future issuer communications including meeting related materials, financial statements, DRS, etc., where applicable, you may do so: 1. After you vote online at https://www.meeting-vote.com using your 13- digit control number. 2. Through TSX Trust’s online portal, Investor Central. You may log in or enroll at services.tsxtrust.com/edelivery For assistance, please contact TSX TRUST INVESTOR SERVICES. Mail: 301 - 100 Adelaide Street West Toronto, ON, M5H 4H1 Tel: 1-800-387-0825 or 416-682-3860 Email: shareholderinquiries@tmx.com Investor Central TSX Trust Company offers at no cost to holders, the convenience of secure 24- hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable holder forms and Frequently Asked Questions. To register, please visit: https://www.tsxtrust.com/icreg and complete the registration form. VOTING METHOD INTERNET Go to https://www.meeting-vote.com and enter the 13 digit control numbers above FACSIMILE 416-607-7964 MAIL or HAND DELIVERY TSX Trust Company BY MAIL: Proxy Department, P.O. Box 721, Agincourt, ON M1S 0A1 BY HAND: 301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1

TMX TSX TRUST

FORM OF PROXY ("PROXY")

Standard Lithium Ltd.
(the "Company")

Annual General and Special Meeting
July 16, 2026 at 10:00 a.m. (Pacific Time)
https://virtual-meetings.tsxtrust.com/1924
(password: standard2026)

SECURITY CLASS: COMMON SHARES | **RECORD DATE: May 20, 2026** | **FILING DEADLINE FOR PROXY: July 14, 2026 at 10:00 a.m. (Pacific Time)**

APPOINTEES

The undersigned hereby appoints **David Park**, whom failing **Salah Gamoudi**, or failing both of them **Natasha Vlajnic** (the "Management Nominees"), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS - VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

	FOR	AGAINST
1. Number of Directors		
To Set the Number of Directors at nine (9).	☐	☐

2. Election of Directors	FOR	AGAINST
a) Robert Cross	☐	☐
b) Andrew Robinson	☐	☐
c) David Park	☐	☐
d) Jeffrey Barber	☐	☐
e) Volker Berl	☐	☐
f) Claudia D'Orazio	☐	☐
g) Anca Rusu	☐	☐
h) Paul Collins	☐	☐
i) Karen Narwold	☐	☐

3. Re-appointment of Auditor	FOR	WITHHOLD
Re-appointment of **PricewaterhouseCoopers LLP, Chartered Professional Accountants** as Auditor of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

4. Stock Option Plan	FOR	AGAINST
To re-approve the Company's rolling stock option plan (the "**Option Plan**"), as set out under the heading "Approval of Option Plan" in the Circular.	☐	☐

5. Long Term Incentive Plan	FOR	AGAINST
To re-approve the Company's long term incentive plan (the "**Incentive Plan**"), as set out under the heading "Approval of Incentive Plan" in the Circular.	☐	☐

This proxy revokes and supersedes all earlier dated proxies and **MUST BE SIGNED**

PLEASE PRINT NAME | *Signature of registered owner(s)* | *Date (MM/DD/YYYY)*

☐ **Interim Financial Statements –** Mark this box if you would like to receive Interim Financial Statements and Management's Discussion and Analysis.

☐ **Annual Financial Statements –** Mark this box if you would like to receive Annual Financial Statements and Management's Discussion and Analysis.

You may also go to TSX Trust's website at **services.tsxtrust.com/financialstatements** and input code 7237A.

☐ Check this box if you wish to receive the selected **financial statements** electronically or visit **services.tsxtrust.com/edelivery** to enroll.
(optional on the Issuer providing via email)

EMAIL

By providing my email address, I hereby acknowledge and consent to all provisions outlined in the following: **www.tsxtrust.com/consent-to-electronic-delivery**